SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. [                  ]

ALVAREZ & MARSAL, INC.,

ALVAREZ & MARSAL PARTNERS FUND, LP

and

ALVAREZ & MARSAL PARTNERS BUYOUT FUND, LP

(Names of Applicants)

600 Lexington Avenue, 6th Floor

New York, New York 10022

(Address of principal offices of Applicants)

APPLICATION PURSUANT TO

SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Antonio C. Alvarez	Scott A. Moehrke, P.C.
Alvarez & Marsal, Inc.	Kirkland & Ellis LLP
600 Lexington Avenue, 6th Floor	300 North LaSalle
New York, New York 10022	Chicago, Illinois 60654

The Application consists of 54 pages.

TABLE OF CONTENTS

I.	STATEMENT OF FACTS	3

II.	REQUEST FOR ORDER	21

III.	APPLICANTS’ CONDITIONS	36

IV.	CONCLUSION	40

V.	PROCEDURAL MATTERS RELATING TO APPLICATION	41

GLOSSARY

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Act” means the Investment Company Act of 1940, as amended.

“Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Applicants” means Alvarez & Marsal, Inc., Alvarez & Marsal Partners Fund, LP and Alvarez & Marsal Partners Buyout Fund, LP.

“A&M Capital” means Alvarez & Marsal Capital, LLC, a Delaware limited liability company.

“A&M Capital-GP” means A&M Capital-GP, LP, a Delaware limited partnership.

“A&M Group” means A&M Inc. and its direct and indirect subsidiaries and any affiliate of A&M Inc. (as defined in Rule 12b-2 under the 1934 Act) other than Third Party Funds.

“A&M Inc.” means Alvarez & Marsal, Inc., a New York corporation.

“Co-Investor” means, with respect to any Fund, any person who is (i) an “affiliated person” (as such term is defined in the Act) of such Fund (other than a Third Party Fund), (ii) any A&M Group entity, (iii) an officer or director (or partner of equivalent status) of A&M Group, or (iv) an entity (other than a Third Party Fund) in which the Manager of such Fund acts as a manager or general partner or has a similar capacity to control the sale or other disposition of the entity’s securities.

“Commission” means the Securities and Exchange Commission.

“Delaware LLC Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. as now in effect and hereafter amended.

i

“Delaware Limited Partnership Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. § 17-101, et seq. as now in effect and hereafter amended.

“Eligible Consultants” means natural persons or entities who (i) an A&M Group entity has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to such A&M Group entity and (ii) are sophisticated investors who qualify as an “accredited investor” under Rule 501(a)(5) or 501(a)(6), if the consultants are natural persons, or, if entities, meet the standards of an “accredited investor” under Rule 501(a) of Regulation D.

“Eligible Employee” means an individual who (i) is a Professional of the A&M Group and (ii) meets the standards of an “accredited investor” under Rule 501(a)(5) or 501(a)(6) of Regulation D or is one of a maximum of 35 individuals who are either (a) “knowledgeable employees,” as defined in Rule 3c-5(a)(4) under the Act, of the Fund (with the Fund treated as though it were a “covered company” for purposes of the rule) or (b) individuals who (1) have a graduate degree in business, law or accounting, (2) have a minimum of three years of consulting, investment management, investment banking, financial services, legal or similar business experience, and (3) will have had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding such individual’s admission as a Member and will have a reasonable expectation of income from all sources of at least $140,000 in each year in which such individual invests in a Fund.

“Eligible Family Member” means a parent, sibling, spouse, child, spouse of a child, or grandchild of an Eligible Employee or Eligible Consultant (including step and adoptive relationships).

“Fund” means each of the Initial Funds and each Other Fund.

“Initial Funds” means Alvarez & Marsal Partners Fund, LP, a Delaware limited partnership and Alvarez & Marsal Partners Buyout Fund, LP, a Delaware limited partnership.

“Interests” means the Limited Partnership or LLC interests in a Fund held by the Members.

“LLC” means a limited liability company within the meaning of the Delaware LLC Act or law of another jurisdiction.

“Limited Partnership” means a limited partnership within the meaning of the Delaware Limited Partnership Act or law of another jurisdiction.

“Manager” means the managing member of any Fund organized as a LLC, the general partner of any Fund organized as a Limited Partnership, as the case may be, or any entity serving in a similar capacity for any Fund.

“Member” means (i) any partner of a Fund organized under the laws of the state of Delaware or another jurisdiction, including its general partner, if the Fund is organized as a Limited Partnership, (ii) any member of a Fund organized under the laws of the state Delaware or another jurisdiction, including its managing member, if the Fund is organized as a LLC or (iii) any person investing in a fund organized as an entity other than a Limited Partnership or LLC.

“Operating Agreement” means the LLC Operating Agreement or Agreement of Limited Partnership or similar governing instrument of a Fund.

“Order” means the order requested herein.

“Other Fund” means any LLC, Limited Partnership or other entity which may be formed in the future by the A&M Group under the laws of the state of Delaware or another jurisdiction for purposes of acting as an “employees’ securities company” (within the meaning of the Act).

“Participant” means any Member other than the Manager.

“Portfolio Investments” means all Fund investments.

“Professional” means a current or former employee (provided that such former employee was a current employee at the time of investment), or in the case of certain LLC, Limited Partnership, or corporate affiliates of A&M Inc., a member, partner, or shareholder, respectively, who serves in a substantially similar capacity to an employee.

“Qualified Entity” means (i) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee or Eligible Consultant, (ii) a partnership, limited liability company, corporation or other entity controlled by an Eligible Employee or Eligible Consultant, or (iii) an individual retirement account (“IRA”), trust or other entity established solely for the benefit of an Eligible Employee, Eligible Consultant, and/or Eligible Family Members.

“Qualified Participant” means an individual or entity who or that is an Eligible Family Member or a Qualified Entity of an Eligible Employee or Eligible Consultant and,

if such individual or entity is purchasing an Interest, is an “accredited investor” under Rule 501(a) of Regulation D.

“Regulation D” means Regulation D under the 1933 Act.

“Regulation S” means Regulation S under the 1933 Act.

“Third Party Fund” means an investment fund or separate account, organized for the benefit primarily of investors who are not affiliated with the A&M Group, over which an A&M Group entity exercises investment discretion.

“Third Party Investor” means any person or entity who is not affiliated with the A&M Group and is a partner or other investor in a Third Party Fund or Third Party Sponsored Fund.

“Third Party Sponsored Fund” means an investment fund or pooled investment vehicle for which entities or persons unaffiliated with A&M Inc. are the sponsors or investment advisers.

v

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION

FOR AN ORDER UNDER SECTIONS 6(b) AND 6(e)

OF THE INVESTMENT COMPANY ACT OF 1940

OF

ALVAREZ & MARSAL, INC.,

ALVAREZ & MARSAL PARTNERS FUND, LP

AND

ALVAREZ & MARSAL PARTNERS BUYOUT FUND, LP

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “Act”), for an order granting exemptions from certain provisions of the Act.

The undersigned applicants (the “Applicants”), Alvarez & Marsal Partners Fund, LP, a Delaware limited partnership, and Alvarez & Marsal Partners Buyout Fund, LP, a Delaware limited partnership (the “Initial Funds”), and Alvarez & Marsal, Inc., a New York corporation (“A&M Inc.”), which has organized the Initial Funds, and may (or any other member of the A&M Group, as defined below, may) in the future organize, limited partnerships, limited liability companies, business trusts or other entities (each an “Other Fund” and, collectively with the Initial Funds, the “Funds”) to serve as “employees’ securities companies” as defined in Section 2(a)(13) of the Act, hereby apply pursuant to Sections 6(b) and 6(e) of the Act for an order (the “Order”) exempting the Initial Funds from all provisions of the Act and the rules and regulations under the Act except Section 9, Sections 36 through 53 of the Act, and the rules and regulations thereunder. With respect to Sections 17 and 30 of the Act, and the rules and regulations thereunder, and Rule 38a-1 under the Act, the exemption is limited as set forth in this Application. No form having been prescribed by the regulations of the Securities and Exchange Commission (the “Commission”), the Applicants proceed under Rule 0-2 of such regulations.

The Applicants, on behalf of any Other Funds, also request that the Order sought herein be made applicable to any Other Funds on the terms and conditions made applicable to the Initial Funds.  All Other Funds will be identical in all material respects to the Initial Funds (other than specific investment terms, investment objectives and strategies, and form of organization).  The organizational documents for and any other contractual arrangement regarding the Funds will not contain any provision which protects or purports to protect the A&M Group (as defined below), the Manager (as defined below), or their delegates against any liability to the Funds or their security holders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.  A Fund may implement its investment program by investing through another Fund.

The Funds (as defined above) will be established primarily for the benefit of key Professionals of A&M Inc. and its affiliates (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”)) (collectively, the “A&M Group,” and each individually, an “A&M Group entity”), other than Third Party Funds (as defined below), as part of a program designed to create capital building opportunities that are competitive with those at other global professional services firms and to facilitate the A&M Group’s recruitment and retention of high caliber professionals.  The A&M Group will control the Funds within the meaning of Section 2(a)(9) of the Act.

All partners or members of the Funds (“Members”), including the respective managing member (in the case of a Fund that is a limited liability company within the meaning of the Delaware Limited Liability Company Act or law of another jurisdiction (an “LLC”)), general partner (in the case of a Fund that is a limited partnership within the meaning of the Delaware Revised Uniform Limited Partnership Act or law of another jurisdiction (a “Limited Partnership”)), or other entity serving in a similar capacity for a Fund (“Manager”) (all Members exclusive of the Manager, “Participants”) will be informed that (i) membership or limited partnership (as applicable) interests in the Funds (“Interests”) will be sold in a transaction exempt under Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), or Regulation D promulgated thereunder (“Regulation D”), or outside the United States in a transaction exempt under Regulation S promulgated under the 1933 Act (“Regulation S”), and thus are offered without registration under the 1933 Act and the protections afforded by that law, and (ii) the Funds will be exempt from most provisions of the Act.

Applicants believe that, in view of the facts described below and the conditions contained in this Application, concerns of abuse of investors and overreaching, which the Act was designed to prevent, will not be present.

I.                                         STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

Organization of the Applicants

The A&M Group is one of the world’s leading global professional services firms, providing, as its principal business, comprehensive performance improvement, turnaround management, and business advisory services to clients ranging from global enterprises to middle market companies that are publicly held or privately owned.  A&M Group employs more than 1,400 professionals, who work with large and mid-cap private equity firms, corporate management and boards of directors across industry sectors, including financial services, healthcare, real estate, and the public sector.

A&M Inc.’s global headquarters is in New York, New York, and it has a Europe headquarters office in London, England, an Asia headquarters office in Hong Kong and a Latin America headquarters office in São Paulo, Brazil.  A&M Inc. has additional locations throughout the world, including North America, the Middle East, South America, and India.  A&M Inc. is privately held and controlled by Antonio C. Alvarez II and Bryan P. Marsal.  In addition to its global professional services business, A&M Inc. has subsidiaries that intend to launch a private funds business.  A&M Inc. also has indirect interests in real estate and other investments unrelated to its principal business.

The A&M Group employs a number of highly qualified professionals. In order to attract and retain highly qualified staff, A&M Inc. is establishing the Initial Funds (and in the future plans to establish the Other Funds) and will make available to certain of these professionals an opportunity to invest in the Initial Funds and Other Funds.

Each Fund will have a Manager that is controlled by, or is under common control with, A&M Inc. and that is either (i) registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) or (ii) exempt from the registration requirements of the Advisers Act by virtue of Section 203(b)(3) thereof (or any future provision of the Advisers Act applicable to private fund sponsors).

The initial Managers of the Initial Funds are Alvarez & Marsal Capital, LLC, a Delaware limited liability company (“A&M Capital”) and A&M Capital-GP, LP, a Delaware limited partnership (“A&M Capital-GP”), and the Manager of each Other Fund is or will be A&M Capital or an affiliate that controls, is controlled by or is under common control with A&M Capital. A&M Capital-GP and A&M Capital are exempt from registration under the Advisers Act. Each of the Funds is or will be a Limited Partnership or LLC. The term “Manager” shall hereinafter refer to A&M Capital-GP, A&M Capital, and any other affiliate that controls, is controlled by or is under common control with A&M Capital-GP or A&M Capital that acts as the manager of a Fund.

Purposes

The A&M Group will form one or more Funds to enable Eligible Employees and Eligible Consultants and their Qualified Participants (in each case, as defined below) to pool their investment resources and to receive the benefit of certain investment opportunities that come to the attention of the A&M Group without the necessity of having each investor identify such opportunities and analyze their investment merit. In addition, the pooling of resources should allow the investors diversification of investments and participation in investments which usually would not be offered to them as individual investors and the minimum investment level of which might otherwise be beyond their desired investment amounts.

Eligible Employees and Eligible Consultants

Interests will be offered without registration in a transaction under a claim of exemption pursuant to Section 4(2) of the 1933 Act or Regulation D or Regulation S(1) under the 1933 Act, and will be sold only to the A&M Group, Eligible Employees and Eligible Consultants, and certain related persons of Eligible Employees and Eligible Consultants as described below.  Prior to offering Interests to an Eligible Employee or Eligible Consultant, the Manager must reasonably believe that each Eligible Employee and Eligible Consultant that is required to make an investment decision with respect to whether or not to participate in a Fund will be capable of understanding and evaluating the risks of participating in such Fund without the benefit of regulatory safeguards and is able to afford a loss of any investment. In addition, in such cases, investment in such Fund will be voluntary on the part of the Eligible Employee or Eligible Consultant.

Only those Professionals of the A&M Group who qualify as “Eligible Employees” (as defined below) will be able to participate in the Funds.  Eligible Employees will be experienced professionals in the restructuring, advisory, consulting or investment management businesses, or in administrative, financial, accounting, legal or operational activities related thereto.  The great majority will have both undergraduate or graduate degrees (usually in business or law).  In order to qualify as an “Eligible Employee,” an individual must (i) be a current or former employee (provided that such former employee was a current employee at the time of investment), or in the case of certain LLC, Limited Partnership, or corporate affiliates of A&M Inc., a member,

(1)          An offer may be made pursuant to Regulation S to Eligible Employees and Eligible Consultants who are not U.S. residents.  In such case, the offerees would be limited to Eligible Employees and Eligible Consultants as described in this Application.

partner, or shareholder, respectively, who serves in a substantially similar capacity to an employee (each such member, partner and shareholder, and each employee, a “Professional,” and collectively, “Professionals”), of the A&M Group and (ii) meet the standards of an “accredited investor” as defined in Rule 501(a)(5) or 501(a)(6) of Regulation D or be one of a maximum of 35 individuals who are either (a) “knowledgeable employees,” as defined in Rule 3c-5(a)(4) under the Act of the Fund (with the Fund treated as though it were a “covered company” for purposes of the rule) or (b) individuals who (1) have a graduate degree in business, law or accounting, (2) have a minimum of three years of consulting, investment management, investment banking, financial services, legal or similar business experience, and (3) will have had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding such individual’s admission as a Member and will have a reasonable expectation of income from all sources of at least $140,000 in each year in which such individual invests in a Fund (such individuals, “Non-Accredited Investors”).  Any Fund offering will be limited to no more than 35 Non-Accredited Investors.

It is anticipated that, in the sole discretion of the Manager, Eligible Consultants (as defined below) of the A&M Group may be offered the opportunity to participate in the Funds.  The A&M Group believes that persons or entities who the A&M Group has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to the A&M Group share a community of interest with the A&M Group and the A&M Group’s Professionals.  In order to participate in the Funds, such consultants will be required to be natural persons or entities who (i) an A&M Group entity has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to such A&M Group entity and (ii) are sophisticated investors who qualify as an “accredited investor” under Rule 501(a)(5) or 501(a)(6), if the consultants are natural persons, or if entities, meet the standards of an “accredited investor” under Rule 501(a) of Regulation D (“Eligible Consultants”).

Qualified Participants

In the discretion of the Manager of a Fund and at the request of an Eligible Employee or Eligible Consultant, Interests may be assigned by such Eligible Employee or Eligible Consultant, or sold directly by the Fund, to a Qualified Entity or Eligible Family Member (each as defined herein and collectively, “Qualified Participants”(2)) of such Eligible Employee or Eligible Consultant.  A “Qualified Entity” is (i) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee or Eligible Consultant, (ii) a partnership, corporation or other entity controlled by an Eligible Employee or Eligible Consultant, or (iii) an individual retirement account (“IRA”), trust, or other entity established solely for the benefit of an Eligible Employee, Eligible Consultant, or Eligible Family Members.

An Eligible Employee, Eligible Consultant or Eligible Family Member may purchase an Interest through a Qualified Entity only if either (i) the investment vehicle is an “accredited investor” as defined in Rule 501(a) of Regulation D or (ii) the

(2)          If an Eligible Family Member or Qualified Entity is purchasing an Interest, such person or entity must qualify as an “accredited investor” under Rule 501(a) of Regulation D to be a Qualified Participant.

Eligible Employee, Eligible Consultant, or Eligible Family Member is the settlor(3) and principal investment decision-maker with respect to the investment vehicle.  Qualified Entities that are not accredited investors will be included toward the limit of 35 Non-Accredited Investors discussed above.

The purpose of possibly including Qualified Entities of Eligible Employees is to provide such Eligible Employees with the ability to make investments in the Funds through personal investment vehicles over which they exercise investment discretion or vehicles the management or affairs of which they otherwise control through ownership of voting securities or otherwise.  Eligible Employees may, from time to time, form these types of investment vehicles for the purpose of implementing their personal investment and estate planning objectives.  Because an Eligible Employee of the A&M Group controls its Qualified Entity, there would be a close nexus between the A&M Group and such Qualified Entity.

If an Eligible Consultant is an entity (such as a law firm or consulting firm), and the Eligible Consultant proposes to invest in the Fund through a Qualified Entity, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Eligible Consultant who are responsible for the activities of the Eligible Consultant and will be required to qualify as “accredited investors” under Rule 501(a) of Regulation D.  In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to Eligible Employees and who have an interest in maintaining an ongoing relationship

(3)          If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with others, and contributed funds to such vehicle.

with the A&M Group.  Most importantly, the individuals participating through Qualified Entities will belong to that class of persons who will have access to the partners of the Manager and its affiliates and/or the partners of the A&M Group responsible for making investments for the Funds similar to the access afforded Eligible Employees who are Professionals of the A&M Group.  Accordingly, there is a close nexus between the A&M Group and such entities.

In order to achieve the intended purposes of the Funds, the Applicants believe that it is necessary for Qualified Entities to be able to participate in the Funds.  Because of the requirements described above, Interests in each Fund held by Qualified Entities will be held by entities with a close nexus to the A&M Group through employment.  However, the status of an entity as a Qualified Entity will not be affected by the termination of employment or other relationship of the relevant Eligible Employee or Eligible Consultant, except under the circumstances described below under “Terms of the Funds.”(4)

An “Eligible Family Member” is a parent, sibling, spouse, child, spouse of a child, or grandchild of an Eligible Employee or Eligible Consultant (including step and adoptive relationships).  If an Eligible Family Member is purchasing an Interest, such Eligible Family Member must come within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D.

The A&M Group may in its discretion circumscribe more narrowly the permitted categories of Qualified Participants that may invest or own an Interest in a Fund.

(4)          As permitted under Section 2(a)(13) of the Act, Interests may be held by Eligible Employees and Eligible Consultants and their Qualified Entities.

General

Accordingly, given the nexus between the Eligible Employees, Eligible Consultants and Qualified Participants and the A&M Group and the mechanisms that will be in place to ensure that only those persons with a close affiliation with the A&M Group become and remain Members in a Fund, the Applicants believe that the limitations on the classes of persons who may subscribe for, acquire or hold Interests in a Fund enables such Fund to qualify as an “employees’ securities company” under Section 2(a)(13) of the Act.

Interests in each Fund will be non-transferable except with the prior written consent of the Manager, and, in any event, no person or entity will be admitted into the Fund as a Member unless such person or entity is (i) an Eligible Employee, (ii) an Eligible Consultant, (iii) a Qualified Participant, or (iv) an A&M Group entity. Consequently, the limitations on the transferability of Interests in the Fund assures that the community of interest among the Members will continue through the life of the Fund.

The Manager will have the absolute right to either redeem or require any Member to sell its Interest in a Fund for fair value or for a value determined by a formula set forth in a Fund’s Operating Documents if the Manager determines in good faith that a redemption or sale is required in order to comply with applicable laws and regulations or to preserve a Fund’s status as an “employees’ securities company” under the Act.

Terms of the Funds

The A&M Group proposes to offer various investment programs for the benefit of its Eligible Employees. These programs may be structured as different Funds, or as separate series within the same Fund, and the terms of these programs are likely to differ from one another. However, the Interests in these Funds will be sold without a sales load and these programs will be operated in a similar fashion in certain key respects, as described below.

While the terms of a Fund will be determined by the A&M Group in its discretion, these terms will be fully disclosed to each Eligible Employee and Eligible Consultant, and if a Qualified Participant is required to make an investment decision with respect to whether to participate in a Fund, to such Qualified Participant, at the time the Eligible Employee or Eligible Consultant is invited to participate in the Fund.  Investment in a Fund will be entirely voluntary on the part of an Eligible Employee or Eligible Consultant.  Among other things, each Eligible Employee and Eligible Consultant will be furnished with a private placement memorandum or other offering document which will include or be accompanied by a copy of the LLC Operating Agreement, Limited Partnership Agreement, or similar governing instrument (the “Operating Agreement”) for the relevant Fund and set forth at a minimum the following terms of the proposed investment program, if applicable:

(i)            whether the A&M Group will make a co-investment in the same portfolio company as the Fund, and the terms applicable to the Fund’s investment as compared to that of the A&M Group’s investment;

(ii)           whether the Manager or the A&M Group will make any loans to, or other arrangements with, a Participant to facilitate a Participant’s purchase of an Interest in the Fund and, if so, the terms of such loans or arrangements;

(iii)          the maximum amount of capital contributions that a Participant will be required to make to the Fund during the term of the relevant investment program and the manner in which the capital contributions will be applied toward investments made, and expenses incurred, by the Fund;

(iv)          whether the Manager, the A&M Group, or any employees of the Manager or the A&M Group will be entitled to receive from the Fund or a fund in which the Fund invests any compensation or a performance-based fee (or “carried interest”)(5) based on the gains and losses of the investment program or of the Fund’s investment portfolio and, if so, the terms of such compensation or carried interest;

(v)           the consequences to a Participant who defaults on such Participant’s obligation to fund required capital contributions to the Fund; and

(vi)          a description of vesting, forfeiture and repurchase provisions that will apply to a Participant’s Interest in the Fund, if at all.

The purchase price for an Interest may be payable in full upon subscription or in installments as determined by the Manager.  Eligible Employees may be offered the opportunity to acquire Interests pursuant to the arranging of recourse and non-recourse loans.(6)

(5)         A “carried interest” is an allocation to the Manager based on the net gains of an investment program. A Manager that is registered as an investment adviser under the Advisers Act may charge a carried interest only if permitted by Rule 205-3 under the Advisers Act. Any carried interest paid to a Manager that is not registered under the Advisers Act will be structured to comply with Section 205(b)(3) of the Advisers Act as if a Fund were a business development company as defined in the Advisers Act.

(6)         Loans will not be extended or arranged if otherwise prohibited by law.  A Participant will not borrow from any person if such borrowing would cause any person not named in Section 2(a)(13) of the Act to own outstanding securities of a Fund (other than short-term paper).

If an Eligible Employee’s or Eligible Consultant’s relationship with the A&M Group terminates for any reason, including death, disability, termination, retirement, or withdrawal, his/her Interest may be subject to repurchase, reallocation, redemption, mandatory transfer, or cancellation, at a formula price specified in the Operating Agreement.

Some Funds may provide for immediate vesting of all investors.  In an investment program that provides for deferred vesting provisions, all or any portion of an Eligible Employee’s or Eligible Consultant’s Interest at the commencement of the program will be treated as being “unvested,” and “vesting” will occur either (i) through the passage of a specified period of time (for example, an Interest might vest over a three year period, 1/3 for each year), or (ii) upon the occurrence of a specified event. The portion of an Eligible Employee’s or Eligible Consultant’s Interest that is “unvested” at the time of termination of such Eligible Employee’s employment, or such Eligible Consultant’s relationship with the A&M Group, as applicable, may be subject to repurchase, reallocation, redemption, mandatory transfer, or cancellation at a formula price specified in the Operating Agreement.

The terms upon which an Interest may be repurchased, reallocated, redeemed, subject to mandatory transfer, or cancelled, will be disclosed to Eligible Employees and Eligible Consultants at the time they are offered the opportunity to subscribe for the Interests.

The terms described above as to the vesting, forfeiture, and repurchase of Interests will apply equally to any Qualified Participant of an Eligible Employee or Eligible

Consultant under the circumstances where such Eligible Employee or Eligible Consultant has triggered such provisions.

The Applicants agree that the Order issued by the Commission shall provide that the Manager shall observe the standards prescribed in Sections 9, 36 and 37 of the Act.

Registration of the Investment Adviser Pursuant to the Investment Advisers Act of 1940

The A&M Group entity acting as the investment adviser to a Fund, including, if applicable, the Manager, will be registered as an investment adviser under the Advisers Act if required by applicable law.  The determination as to whether a Manager or other investment adviser is required to register under the Advisers Act will be made by the A&M Group; no relief in respect of such determination is requested herein.

Investments and Operations

Each of the Funds will operate as a non-diversified, closed-end management company within the meaning of the Act. The primary investment objective will be to permit investors in each Fund to realize long-term capital appreciation by way of equity and equity-related investments, or potentially other investments such as real estate or debt, and the subsequent disposition of those investments.  All Fund investments are referred to herein collectively as “Portfolio Investments.”  Portfolio Investments may be made directly by a Fund or indirectly through other pooled investment vehicles (including a Limited Partnership or LLC) sponsored by the A&M Group or by a Fund(7)

(7)         For example, the Initial Funds may form an LLC (and become the new LLC’s manager) to which the Initial Funds and certain employees of an A&M Group entity, which may include Participants, each make capital contributions such that the Initial Funds owns 60% and the individual investors own 40% of the new LLC, and the newly formed and funded LLC invests in the equity securities of a corporation.   To the extent that a Fund invests directly or indirectly in any pooled investment vehicle relying on Section 3(c)(7) of the Act or Section 3(c)(1) of the Act, Applicants are not requesting any exemption from any provision of the Act or any Rule thereunder that may govern the eligibility of a Fund to invest in an entity relying on Section 3(c)(1) or Section 3(c)(7) of the Act or an entity’s status under the Act.

and may include investments in entities which serve as general partners to the Funds and other operating companies.  Pending investment of capital contributions, reinvestment of proceeds of investments and distribution of proceeds to Participants, a Fund’s funds may be invested in short-term investments.

The Manager will manage, operate and control each of the Funds. However, the Manager will be authorized to delegate to an A&M Group entity or to a committee of A&M Group employees such management responsibility provided that the ultimate responsibility for and control of each Fund remain with the Manager.  The Manager will delegate management responsibility only to entities that control, are controlled by, or are under common control with A&M Inc.  The A&M Group, the Manager, and any other person acting for or on behalf of a Fund shall act in the best interest of the Fund and its security holders.  Whenever an A&M Group entity, Manager, committee of A&M Group employees, or any other person acting for or on behalf of the Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Fund and its security holders.  An A&M Group entity, including the Manager, may contribute substantial funds to the Funds, in addition to the capital contributions of the Funds’ other Members, for Portfolio Investments.  The Manager will provide to Members of the Funds access to information concerning any such Fund’s operations and results as described below under “Reports and Accounting.”

It is possible that an investment program may be structured in which a Fund will co-invest in a portfolio investment with an A&M Group entity or an investment fund or separate account, organized primarily for the benefit of investors who are not affiliated with the A&M Group, over which an A&M Group entity exercises investment discretion (a “Third Party Fund”).  For example, a Fund may invest alongside a Third Party Fund into portfolio funds and other assets in which the Third Party Fund invests.  Side-by-side investments held by a Third Party Fund, or by an A&M Group entity in a transaction in which the A&M Group investment was made pursuant to a contractual obligation to a Third Party Fund, will not be subject to the restrictions contained in Condition 3 in Section III—Applicant’s Conditions, below.  All other side-by-side investments held by A&M Group entities will be subject to the restrictions contained in Condition 3 below.

Applicants believe that the interests of the Eligible Employees and Eligible Consultants participating in a Fund will be adequately protected even in situations where Condition 3 does not apply. In structuring a Third Party Fund, it is likely that the unaffiliated investors of such fund will require that an A&M Group entity invest its own capital in Third Party Fund investments, either through the Third Party Fund or on a side-by-side basis, and that such A&M Group investments be subject to substantially the same terms as those applicable to the Third Party Fund’s investments (other than the possibility of different voting rights, management fees and carried interests).  It is important to the A&M Group that the interests of the Third Party Fund take priority over the interests of the Funds, and that the activities of the Third Party Fund not be burdened or otherwise affected by activities of the Funds. If Condition 3 were to apply to an A&M Group entity’s investment in these situations, the effect of such a requirement would be to indirectly burden the Third Party Fund with the requirements of Condition 3.  In addition, the relationship of a Fund to a Third Party Fund, in the context of this

Application, is fundamentally different from such Fund’s relationship to the A&M Group.  The focus of, and the rationale for, the protections contained in this Application are to protect the Funds from any overreaching by the A&M Group in the employer/employee context whereas the same concerns are not present with respect to the Funds vis-à-vis the investors of a Third Party Fund.

It is also possible that an investment program may be structured in which a Fund will invest in an investment fund or pooled investment vehicle for which entities or persons unaffiliated with A&M Inc. are the sponsors or investment advisers (a “Third Party Sponsored Fund”).  Any A&M Group entity’s co-investment in a Third Party Sponsored Fund will be subject to the restrictions contained in Condition 3 below.  The Manager will not delegate management and investment discretion for the Fund to the sponsor of the Third Party Sponsored Fund.  The ultimate responsibility for the Fund’s investments will remain with the Manager; however, the Third Party Sponsored Fund may provide for limited termination rights and therefore the Manager may be unable to terminate a Fund’s involvement in the Third Party Sponsored Fund without breaching the investment contract or triggering contractual remedies in favor of the sponsor of the Third Party Sponsored Fund.

A Fund may borrow from an A&M Group entity.  In such case, the Manager or another A&M Group entity might make loans to a Fund, which loans would bear interest at a rate to be agreed upon and in no event less favorable than the rate of interest that could be obtained on an arm’s length basis from third party lenders.  The possibility of any such borrowings, as well as the terms thereof, would be disclosed to Eligible Employees and Eligible Consultants prior to their investment in a Fund.  Any borrowing by a Fund will be non-recourse to the Members other than the Manager.  A Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the Act to own securities of the Fund (other than short-term paper).

A Fund may pay a management or an administrative fee to its Manager or an A&M Group entity. A Fund may also pay the Manager or an A&M Group entity any carried interest to which the Manager is entitled (from the Fund or from a Third Party Fund managed by the Manager or an A&M Group entity in which the Fund invests).

A Fund will not acquire any security issued by a registered investment company if immediately after such acquisition such Fund will own more than 3% of the outstanding voting stock of the registered investment company.

Subject to the terms of the applicable Operating Agreement, a Fund will be permitted to enter into transactions involving (i) an A&M Group entity, (ii) a Portfolio Investment, (iii) any Member or person or entity affiliated with a Member, (iv) a Third Party Fund, or (v) any partner or other investor of a Third Party Fund or a Third Party Sponsored Fund that is not affiliated with A&M Inc. (a “Third Party Investor”). Such transactions may include, without limitation, the purchase or sale by the Fund of an investment or an interest therein from, to or alongside any A&M Group entity or Third Party Fund, acting as principal. For example, a Fund may invest alongside a Third Party Fund into private investment funds or other portfolio investments in which the Third Party Fund invests. With regard to any such transactions that would otherwise be prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 to which the Fund is a party, the Manager or its delegate as described above, subject to the exceptions referred to in Condition 6 in Section III, must determine prior to entering into such transaction that the terms thereof are fair to the Members participating in the relevant investment program and the Fund, in addition to satisfying any requirements in the organizational documents for the Third Party Fund or the Third Party Sponsored Fund.

An A&M Group entity (including the Manager) may to the extent otherwise permissible under applicable regulatory requirements provide a full range of financial services or asset management or other services, as well as provide financing in the form of debt or equity or other financial instruments, and receive fees or other compensation and expense reimbursement in connection therewith from entities in which a Fund makes an investment, from competitors of such entities or from other unaffiliated persons or entities. Such fees or other compensation may include, without limitation, advisory fees, placement fees, referral fees, organization or success fees, financing fees, management fees, performance-based fees, fees for brokerage services, and compensation in the form of carried interests entitling the A&M Group entity to share disproportionately in income or capital gains or similar compensation. Employees of the A&M Group may serve as partners, officers or directors of such entities pursuant to rights held by a Fund or an A&M Group entity to designate such partners, officers or directors, and receive fees and expense reimbursement in connection with such services. Any such fees or other compensation or expense reimbursement received by the A&M Group will generally not be shared with any Fund.

Reports and Accounting

The Funds will send the Members annual financial statements as soon as practicable after the end of the fiscal year of each of the Funds. The financial statements of the Funds will be audited by independent certified public accountants. At the end of each fiscal year, the Manager will make a valuation or have a valuation made of all of the assets of each Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund. In addition, as soon as practicable after the end of each fiscal year of each Fund, the Manager of such Fund will send a report to each person who was a Member of such Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his, her or its federal and state income tax returns and a report of the investment activities of such Fund during such year.

II.                                   REQUEST FOR ORDER

Section 6(b) of the Act provides that the Commission shall exempt employees’ securities companies from the provisions of the Act to the extent that such exemption is consistent with the protection of investors. Section 6(b) further provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company’s form of organization and capital structure, the persons owning and controlling its securities, the price of the company’s securities and the amount of any sales load, how the company’s funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees’ securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employers or employers together with any of the persons in (a) or (b). Section 7 of the Act generally prohibits investment companies that are not registered under Section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the Act, if the Commission deems it necessary. On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act for the following reasons:

1.     Each Fund will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the Act; A&M Inc. controls the Manager and all Members of each Fund will be Eligible Employees or Eligible Consultants and/or their Qualified Participants (and/or an A&M Group entity); and the fact that no sales load, advisory fee or compensation (other than the management fee, the carried interest and/or other compensation provided for in the applicable Operating Agreement, if any) is payable directly or indirectly to the Manager by such Fund;

2.     With respect to each Fund, the existence of the substantial community of economic and other interests among the A&M Group, the Manager, and the Participants of such Fund, taking into consideration the concern of the A&M Group with the morale of its personnel and the importance to the A&M Group of attracting and retaining its personnel, and the absence of any public group of investors;

3.     The fact that any investment program for a Fund will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Fund and not be promoted to Eligible Employees and Eligible Consultants by persons outside of the A&M Group seeking to profit from fees for investment advice or from the distribution of securities;

4.     The potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Fund considers a (i) co-investment with an A&M Group entity, or (ii) purchase or sale to or from an A&M Group entity; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the Manager of such Fund and on the part of such Fund, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Participants of such Fund with respect to such matters as independent accountants, the furnishing of reports to Participants of such Fund, and in light of the conditions and other restrictions on such Fund’s operations contained in this Application; and

5.     The fact that Eligible Employees and Eligible Consultants will be professionals in the restructuring, advisory, consulting or investment management businesses, or in administrative, financial, accounting, legal or operational activities related thereto, and are each equipped by experience and education to understand and evaluate the structure, management and plan of each Fund as compared to other investment opportunities, to understand and evaluate the merits and risks of investing in such Fund and to understand that such Fund is being offered without registration under the Act and the 1933 Act and the protections afforded thereby.

6.     The relief sought is substantially similar to the relief granted by the Commission to an investment banking firm’s employees’ securities company in William Blair & Company, L.L.C. and Wilblairco II, L.L.C., File No. 813-00274, Release Nos. IC-28700 (April 22, 2009) [notice] and IC-28727 (May 20, 2009) [order] and  Stephens Inc., et al., File No. 813-306, Release Nos. IC-27843 (May 29, 2007) [notice] and IC-27875 (Jun. 26, 2007) [order]. The relief sought also is similar to the relief granted in Raymond James Employee Investment Fund I, L.P., et al.; File No. 813-326, Release Nos. IC-28012 (Oct. 11, 2007) [notice] and IC-28043 (Nov. 6, 2007) [order]; Peter Kiewit Sons’, Inc. and Kiewit Investment Fund LLP, File No. 813-357, Release Nos. IC-27066 (Sep. 14, 2005) [notice] and 1C-27115 (Oct. 12, 2005) [order]; Jefferson National Life Insurance Company, et al., File No. 812-13342, Release Nos. IC-27779 (Apr. 06, 2007) [notice] and IC-27813 (Apr. 30, 2007) [order]; Silas Partners I, LLC and Winston & Strawn LLP, File No. 813-264, Release Nos. IC-27770 (Mar. 27, 2007) [notice] and IC-27782 (Apr. 24, 2007) [order]; SA Investment Partnership LLC and Sidley Austin LLP, File No. 813-284, Release Nos. IC-27747 (Mar. 5, 2007) [notice] and IC 27774 (Apr. 2, 2007) [order]; Opal Private Equity Fund, L.P. and Schottenstein, Zox & Dunn Co., L.P.A., File No. 813-356, Release Nos. IC-27612 (Dec. 27, 2006) [notice] and IC-27675 (Jan. 23, 2007) [order]; Project Capital 1995, LLC, File No. 813-164, Release Nos. IC-22650 (Apr. 30, 1997) [notice] and IC-22688 (May 28, 1997) [order]; and Hambrecht & Quist Employee Venture Fund, L.P., File No. 813-176, Release Nos. IC-23396 (Aug. 21, 1998) [notice] and IC-23438 (Sep. 16, 1998) [order].

WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the Act exempting the Funds from all the provisions of the Act and the rules and regulations under the Act, except Section 9, Sections 36 through 53 of the Act, and the rules and regulations thereunder. With respect to Sections 17 and 30 of the Act, and the rules and regulations thereunder, and Rule 38a-1 under the Act, the exemption is limited as set forth in this application.

Section 17(a)—Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company.  The Applicants request an exemption from Section 17(a) of the Act to the extent necessary to (a) permit an A&M Group entity or a Third Party Fund (or any “affiliated person,” as defined in the Act, of any such entity or Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with any Fund or any company controlled by such Fund; (b) permit any Fund to invest in or engage in any transaction with any A&M Group entity (or any “affiliated person,” as defined in the Act, of any such entity) or a Third Party Fund, acting as principal (i) in which such Fund, any company controlled by such Fund or any A&M Group entity or Third Party Fund has invested or will invest, or (ii) with which such Fund, any company controlled by such Fund or any A&M Group entity or Third Party Fund is or will become otherwise affiliated; and (c) permit any Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with a Fund and any company controlled by the Fund. Any such transactions to which any Fund is a party will be effected only after a determination by the Manager that the requirements of Condition 1 below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable Fund Operating Agreement or similar governing document of the Fund.

The principal reason for the requested exemption is to ensure that each Fund will be able to invest in a Third Party Fund or in other companies, properties, or vehicles in which an A&M Group entity, or its Professionals or a Third Party Fund may make or have already made an investment.

The relief is also requested to permit each Fund the flexibility to deal with its Portfolio Investments in the manner the Manager deems most advantageous to all Participants in the Fund, or as required by the A&M Group or the Fund’s other co-investors, including without limitation borrowing funds from an A&M Group entity, pledging its assets, restructuring its investments, having its investments redeemed, tendering such Fund’s securities or negotiating options or implementing exit strategies with respect to its investments. Without an exemption, a Fund may be restricted in its ability to negotiate favorable terms under Section 17(a). Indeed, without the requested relief, the Manager may be unable to achieve the best possible returns for such Fund or to effect the investment program contemplated by A&M Inc., such Fund and its Members. The exemption is sought to allow A&M Inc. to finance investments in the Funds by Eligible Employees, and to obtain collateral pledges in respect of such loans.

Furthermore, the requested exemption is sought to ensure that a Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this exemption, a Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Fund’s portfolio investments, which would not have been the case had such Fund not invested in such portfolio investments.

An exemption from Section 17(a) is consistent with the policy of each Fund and the protection of investors and necessary to promote the basic purpose of such Fund, as more fully discussed with respect to Section 17(d) below. The Participants in each Fund will have been fully informed of the possible extent of such Fund’s dealings with the A&M Group, and, as experienced professionals in the restructuring, advisory, consulting or investment management businesses, or in administrative, financial, accounting, legal or operational activities related thereto, will be able to understand and evaluate the attendant risks. The community of interest among the Members in each Fund, on the one hand, and the A&M Group, on the other hand, is the best insurance against any risk of abuse.

The foregoing exemption is requested on the understanding that a Fund will not make loans to an A&M Group entity or to any officer or director (or partner of equivalent status) of the A&M Group.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(a). In addition, the Applicants, on behalf of the Funds, represent that any transactions otherwise subject to Section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the Commission.

Section 17(d) and Rule 17d-1—Section 17(d) of the Act and Rule 17d-1 under the Act prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. The Applicants request an exemption from Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit affiliated persons of each Fund (including without limitation the Manager, A&M Inc., other A&M Group entities and a Third Party Fund), or affiliated persons of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which such Fund or a company controlled by such Fund is a participant. The exemption requested would permit, among other things, co-investments by each Fund and individual Members or other investors or Professionals of the A&M Group making their own individual investment decisions apart from the A&M Group.

Compliance with Section 17(d) would prevent each Fund from achieving a principal purpose, which is to provide a vehicle for Eligible Employees to co-invest with an A&M Group entity or, to the extent permitted by the terms of the Fund, with other Professionals of the A&M Group or with A&M Group entities or with a Third Party Fund. Because of the number and sophistication of the potential Participants in a Fund and persons affiliated with such Participants, strict compliance with Section 17(d) would cause such Fund to forego investment opportunities simply because a Participant in such Fund or other affiliated person of such Fund (or any affiliate of such a person) also had, or contemplated making, a similar investment.

It is likely that suitable investments will be brought to the attention of a Fund because of its affiliation with A&M Inc. In addition, attractive investment opportunities of the types considered by a Fund often require each participant in the transaction to make available funds in an amount that may be substantially greater than may be available to such Fund alone. As a result, the only way in which a Fund may be able to participate in such opportunities may be to co-invest with other persons, including its affiliates.

In this regard, it should be noted that each Fund will primarily be organized for the benefit of A&M Inc. and the Eligible Employees, as an incentive for them to remain with A&M Inc. and for the generation and maintenance of goodwill and to allow A&M Inc. to compete in attracting and retaining personnel against other firms that provide similar investment opportunities to their employees.  The Applicants believe that, if co-investments with A&M Group entities are prohibited, the appeal of a Fund for Eligible Employees would be significantly diminished.  Eligible Employees have indicated a desire to participate in such co-investment opportunities because they believe that (a) the resources of the A&M Group enable it to analyze investment opportunities to an extent that individual Eligible Employees would have neither the time nor the resources to duplicate, (b) investments made by the A&M Group may not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Furthermore, the requested exemption is sought to ensure that a Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this exemption, a Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Fund’s portfolio investments, which would not have been the case had such Fund not invested in such portfolio investments.

The flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The concern that permitting co-investments by an A&M Group entity, on the one hand, and a Fund, on the other, might lead to less advantageous treatment of such Fund should be mitigated by the fact that (a) A&M Inc., in addition to its stake through the Manager and its co-investment, will be acutely concerned with its relationship with the personnel who invest in such Fund, and (b) Professionals of the A&M Group entities will be investing in such Fund.

In summary, the requested relief under Section 17(d) of the Act is necessary in light of the purpose of each Fund. Given the criteria for Eligible Employees and the conditions with which the Funds have agreed to comply, the requested relief is appropriate in light of the purposes of the Act.

The Applicants specifically represent and concede that the Manager in managing a Fund is subject to Section 36 of the Act, and the Manager will, at all times, comply with the requirements of such section of the Act. The requirements of such section are specifically incorporated by reference in this Application.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicants represent that any transactions otherwise subject to Section 17(d) of the Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

Section 17(f)—Section 17(f) of the Act designates the entities that may act as investment company custodians, and Rule 17f-2 under the Act specifies requirements that must be satisfied for a registered management investment company to act as custodian of its own investments.  The Applicants request an exemption from Section 17(f) of the Act and Rule 17f-2 under the Act, to permit the following exceptions from the requirements of Rule 17f-2:  (a) a Fund’s investments may be kept in the locked files of an A&M Group entity; (b) for purposes of paragraph (d) of Rule 17f-2, (i) employees of the A&M Group will be deemed to be employees of the Funds, (ii) partners, officers or managers of the Manager of a Fund will be deemed to be officers of the Fund, and (iii) the Manager of a Fund, its board of directors or managers, or a committee of A&M Group Professionals to whom the Manager may delegate its functions will be deemed to be the board of directors of such Fund; and (iv) in place of the verification procedure under paragraph (f) of Rule 17f-2, verification will be effected quarterly by two employees of the A&M Group. Applicants expect that many of the Funds’ investments will be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicants believe that these instruments are most suitably kept in the files of an A&M Group entity, where they can be referred to as necessary.

Section 17(g)—Section 17(g) and Rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.   Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company (“disinterested directors”) take certain actions and give certain approvals relating to fidelity bonding.  Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors.  Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g).  Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more parties from Section 17(d) of the Act and the rules thereunder.  Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-l(a)(7).

Applicants request an exemption from Section 17(g) and Rule 17g-1 to permit the Manager’s board of managers or directors, who may be deemed interested persons, to take actions and determinations as set forth in the rule.  Applicants state that, because all the members of the board of directors or managers of the Manager of each Fund will be interested persons of the Fund, the Fund could not comply with Rule 17g-1 without the requested relief.  Specifically, each Fund will comply with Rule 17g-1 by having a majority of the members of the board of managers or directors of the Manager take such actions and make approvals as are set forth in Rule 17g-1.  Applicants also request an exemption from the requirements of Rule 17g-l(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and from the requirements of Rule 17g-1(j)(3).  Applicants believe the filing requirements are burdensome and unnecessary as applied to the Funds.  The Manager of each Fund will maintain the materials otherwise required to be filed with the Commission by Rule 17g-l(g) and agree that all such material will be subject to examination by the Commission and its staff.  The Manager of each Fund will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule.  Applicants also state that the notices otherwise required to be given to the board of directors will be unnecessary as the Funds will not have boards of directors.  The Funds will comply with all other requirements of Rule 17g-1.

Section 17(j)—Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser and the principal underwriter for the investment company adopt a written code of ethics requiring that every access person of the investment company report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires any direct or indirect beneficial ownership in the security. The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except Rule 17j-1(b)) because the requirements contained therein are burdensome and unnecessary.  Requiring each Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the Participants in such Fund by virtue of their common association with A&M Inc.; the substantial and largely overlapping protections afforded by the conditions with which such Fund has agreed to comply; the concern of A&M Inc. that personnel who participate in such Fund actually receive the benefits they expect to receive when investing in such Fund; and the fact that the investments of such Fund will be investments that usually would not be offered to the Participants in such Fund, including those Participants who would be deemed access persons, as individual investors. Accordingly, the requested exemption is consistent with the purposes of the Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Fund. Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b).

Sections 30(a), (b) and (e)—Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to a Fund and would entail administrative and legal costs that outweigh any benefit to the Participants in such Fund. Also, due to the reputation of A&M Inc., the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports. The pertinent information contained in such filings will be furnished to the Participants in a Fund, the only class of people truly interested in such material. In view of the community of interest among all parties concerned with a Fund and the fact that Interests in such Fund are not available to the public, but rather a specific group of people, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to insure orderly markets and equality of information among the public) is not relevant to such Fund or its operations. Consequently, the Applicants request that the exemptive relief be granted. Each Fund would report annually to its Participants in the manner described above.

Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each Fund to report annually to the Participants in such Fund in the manner referenced above. Although a Fund may trade a portfolio of securities, it is intended that most of the investments in which the Fund participates will be illiquid private investments that will be held over long periods of time. Such investments require a sophisticated and complex valuation. In view of the foregoing, and in light of the lack of trading or public market for Interests, it is respectfully submitted that to allow annual, rather than semiannual reports, would be consistent with the protection of investors and the policies fairly intended by the Act.

Section 30(h)—Section 30(h) of the Act requires that every officer, director and member of an advisory board of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the 1934 Act. As a result, the Manager of each Fund and others who may be deemed members of an advisory board of such Fund may be required to file Forms 3, 4 and 5 with respect to their ownership of Interests in such Fund, even though no trading market for such Interests would exist and transferability of such Interests would be severely restricted. These filings are unnecessary for the protection of investors in Funds and burdensome to those required to make them. Because there would be no trading market and the transfers of Interests are severely restricted, the purpose intended to be served by Section 16(a) is not apparent. Accordingly, an exemption is requested from the requirements of Section 30(h), to the extent necessary to exempt the Manager of each Fund, members of the Manager, or any board of managers or directors or committee of A&M Group Professionals to whom the Manager may delegate its functions, and any other persons who may be deemed members of an advisory board of such Fund from filing Forms 3, 4 and 5 under Section 16 of the 1934 Act with respect to their ownership of Interests in such Fund.

Rule 38a-1—Sections 36 through 53 of the Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the Act, and the rules and regulations thereunder.  Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws, appoint a chief compliance officer and maintain certain records.  Each Fund will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Fund does not have a board of directors, the governing body of the Manager with respect to the Fund will fulfill the responsibilities assigned to the Fund’s board of directors under the Rule, and (ii) since the governing body of the Manager with respect to the Fund does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained.

III.                              APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.     Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 to which a Fund is a party (the “Section 17 Transactions”) will be effected only if the Manager determines that:

(A)  the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Members of such Fund and do not involve overreaching of such Fund or its Members on the part of any person concerned, and

(B)  the Section 17 Transaction is consistent with the interests of the Members of such Fund, such Fund’s organizational documents and such Fund’s reports to its Members.

In addition, the Manager of each Fund will record and preserve a description of all Section 17 Transactions, the Manager’s findings, the information or materials upon which the findings are based and the basis for the findings. All records relating to an investment program will be maintained until the termination of such investment program and for at least six years thereafter, and will be subject to examination by the Commission and its staff.  Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.     In connection with the Section 17 Transactions, the Manager of each Fund will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of such a person, promoter or principal underwriter.

3.     The Manager of each Fund will not invest the funds of such Fund in any investment in which a “Co-Investor” (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which such Fund and the Co-Investor are participants, unless any such Co-Investor, prior to entering into a transaction to dispose on a voluntary basis of all or part of its investment, (a) gives such Manager sufficient, but not less than one day’s, notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless such Fund has the opportunity to dispose of such Fund’s investment prior to or concurrently with, and on the same terms as, and pro rata with, the Co-Investor. The term “Co-Investor” with respect to any Fund means any person who is: (a) an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act) of such Fund (other than a Third Party Fund); (b) an A&M Group entity; (c) an officer or director (or partner of equivalent status) of the A&M Group; or (d) an entity (other than a Third Party Fund) in which the Manager of such Fund acts as a manager or has a similar capacity to control the sale or disposition of the entity’s securities. The restrictions contained in this condition shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “parent”) of which such Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of such Co-Investor or a trust or other investment vehicle established for any such immediate family member or pursuant to contractual repurchase or transfer provisions; (c) when the investment is comprised of securities that are listed on any exchange registered as a national securities exchange under Section 6 of the 1934 Act; (d) when the investment is comprised of securities that are NMS stocks pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on, or traded on, any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities; or (f) when the investment is comprised of securities that are government securities as defined in Section 2(a)(16) of the Act or other securities that meet the definition of “Eligible Security” in Rule 2a-7 under the Act.

4.     Each Fund and the Manager will maintain and preserve, for the life of such Fund and for at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Participants in such Fund, and each annual report of such Fund required to be sent to such Participants, and agree that all such records will be subject to examination by the Commission and its staff.  Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years after the inception of the Fund.

5.     The Manager of each Fund will send to each Participant in such Fund who had an interest in such Fund, at any time during the fiscal year then ended, Fund financial statements audited by such Fund’s independent accountants. At the end of each fiscal year, the Manager will make a valuation or have a valuation made of all of the assets of the Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund. In addition, within 120 days after the end of each fiscal year of each Fund, or as soon as practicable after the end of each fiscal year of each Fund, the Manager of such Fund will send a report to each person who was a Participant in such Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Participant of that Participant’s federal and state income tax returns, and a report of the investment activities of the Fund during that fiscal year.

6.     If a Fund makes purchases or sales from or to an entity affiliated with the Fund by reason of a Professional of the A&M Group (a) serving as an officer, director, general partner, manager or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Fund’s determination of whether or not to effect the purchase or sale.

IV.                               CONCLUSION

The above exemptions are being requested because they are considered necessary or relevant to the operations of the Funds as an investment program uniquely adapted to the needs of the Eligible Employees and Eligible Consultants of A&M Inc. The exemptions requested are necessary to create an attractive investment program for Eligible Employees and to enable the investment activities of the Funds to maintain the community of interest among all Participants. It is respectfully submitted that the protections provided in the sections of the Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the Act in view of the substantial community of interest among all the parties and the fact that each Fund is an “employees’ securities company” as defined in Section 2(a)(13) of the Act.

V.                                    PROCEDURAL MATTERS RELATING TO APPLICATION

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this Application.  Applicants further state that all written communications concerning this Application should be directed to the addresses set forth on the cover page.  Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the Act without a hearing being held.

The authorization required by Rule 0-2(c)(1)-(2) and the verifications required by Rule 0-2(d) under the Act are attached hereto.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Application have been complied with and that the individuals who have signed and filed this Application in the name and on behalf of the Applicants are fully authorized to do so.

*     *     *     *     *

Dated: August 13, 2010
ALVAREZ & MARSAL, INC.

	By:	/s/ Antonio C. Alvarez
	Name:	Antonio C. Alvarez
	Title:	Co-Chief Executive Officer

ALVAREZ & MARSAL PARTNERS FUND, LP

	By:	Alvarez & Marsal Capital, LLC,
its General Partner

	By:	/s/ Antonio C. Alvarez
	Name:	Antonio C. Alvarez
	Title:	Manager

ALVAREZ & MARSAL PARTNERS BUYOUT FUND, LP

	By:	A&M Capital-GP, LP,
its General Partner

	By:	Alvarez & Marsal Capital, LLC,
its General Partner

	By:	/s/ Antonio C. Alverez
	Name:	Antonio C. Alverez
	Title:	Manager

Verification

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, as amended, the undersigned declare that this Application is signed (1) on behalf of Alvarez & Marsal Partners Fund, LP, pursuant to the authority granted by Section 5 of its Agreement of Limited Partnership to Alvarez & Marsal Capital, LLC, its general partner, the pertinent language of which is attached hereto; (2) on behalf of Alvarez & Marsal, Inc., pursuant to a resolution of its board of directors, the pertinent provisions of which are attached hereto.

ALVAREZ & MARSAL, INC.

By:	/s/ Antonio C. Alvarez
Name:	Antonio C. Alvarez
Title:	Co-Chief Executive Officer

ALVAREZ & MARSAL PARTNERS FUND, LP

By:	Alvarez & Marsal Capital, LLC,
its General Partner

By:	/s/ Antonio C. Alvarez
Name:	Antonio C. Alvarez
Title:	Manager

Verification

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, as amended, the undersigned declare that this Application is signed (1) on behalf of Alvarez & Marsal Partners Buyout Fund, LP, pursuant to the authority granted by Section 5 of its Agreement of Limited Partnership to A&M Capital-GP, LP, its general partner, the pertinent language of which is attached hereto; (2) on behalf of Alvarez & Marsal, Inc., pursuant to a resolution of its board of directors, the pertinent provisions of which are attached hereto.

ALVAREZ & MARSAL, INC.

By:	/s/ Antonio C. Alvarez
Name:	Antonio C. Alvarez
Title:	Co-Chief Executive Officer

ALVAREZ & MARSAL PARTNERS BUYOUT FUND, LP

By:	A&M Capital-GP, LP,
its General Partner

By:	Alvarez & Marsal Capital, LLC,
its General Partner

By:	/s/ Antonio C. Alvarez
Name:	Antonio C. Alvarez
Title:	Manager

Section 5 of the Limited Partnership Agreement of
Alvarez & Marsal Partners Fund, LP

Powers.  The powers of the General Partner include all powers, statutory and otherwise, possessed by general partners under the laws of the State of Delaware.  Notwithstanding any other provisions of this Agreement, the General Partner is authorized to execute and deliver any document on behalf of the Partnership without any vote or consent of any other partner.

Section 5 of the Limited Partnership Agreement of
Alvarez & Marsal Partners Buyout Fund, LP

Powers.  The powers of the General Partner include all powers, statutory and otherwise, possessed by general partners under the laws of the State of Delaware.  Notwithstanding any other provisions of this Agreement, the General Partner is authorized to execute and deliver any document on behalf of the Partnership without any vote or consent of any other partner.

Resolution of Board Of Directors of Alvarez & Marsal, Inc.

RESOLVED, that each of Antonio C. Alvarez II and Bryan P. Marsal, each a Co-Chief Executive Officer of the Corporation, be, and hereby is, authorized and directed to prepare and file, on behalf of the Corporation, with the SEC an application, and any amendments thereto, for an order of the SEC, pursuant to Sections 6(b) and 6(e) of the Investment Company Act, exempting the ESCs from the provisions of such act and the rules and regulations thereunder as set forth in the Application.

RESOLVED, that each of Antonio C. Alvarez II and Bryan P. Marsal, on behalf of the Corporation, and any officer of Corporation, be, and each of them hereby is, authorized and directed to execute and deliver the Application, together with any amendments thereto and any other agreements, certificates or other instruments relating thereto, on behalf of the Corporation, and to take any and all action as may be necessary or appropriate on behalf of the Corporation to obtain the exemptive relief contemplated by the Application.